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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )1

Mechanical Dynamics, Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
583521 10 9 (CUSIP Number)
Louis A. Greco MSC.Software Corporation 2 MacArthur Place Santa Ana, California 92707 Telephone: 714-540-8900
Copy to:

Richard Boehmer, Esq.
O'Melveny & Myers LLP
400 S. Hope Street
Los Angeles, California 90071
Telephone: (213) 430-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2002 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

Page 1 of 8 pages

Schedule 13D

CUSIP No. 583521109

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MSC.Software Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Delaware

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 1,219,309 shares (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,695,146 shares (2)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 1,219,309 shares (1)
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,695,146 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,455 shares (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% (1)(2)(3)

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 2 of 8 pages

        (1)  MSC.Software Corporation ("MSC") beneficially owns 42,000 shares of the Common Stock of Mechanical Dynamics, Inc. ("Mechanical Dynamics"). In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, MSC.Software Corporation ("MSC") will additionally have sole voting power with respect to up to 1,177,309 shares of Mechanical Dynamics Common Stock. Prior to the exercise of the Option, MSC is not entitled to any rights as a shareholder of Mechanical Dynamics as to the shares of Mechanical Dynamics Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in the Stock Option Agreement, none of which has occurred as of the date hereof. MSC expressly disclaims beneficial ownership of any of the shares of Mechanical Dynamics Common Stock which are purchasable by MSC upon exercise of the Option until such time as MSC purchases any such shares of Mechanical Dynamics Common Stock upon any such exercise.

        (2)  1,695,146 shares of Mechanical Dynamics Common Stock are subject to Voting Agreements entered into by MSC and certain shareholders of Mechanical Dynamics (discussed in Item 6 below). The 1,695,146 shares are comprised of 1,443,031 issued and outstanding shares of Mechanical Dynamics Common Stock and 252,115 shares issuable upon the exercise of options to purchase shares of Mechanical Dynamics Common Stock. MSC expressly disclaims beneficial ownership of any of the shares of Mechanical Dynamics Common Stock covered by the Voting Agreements.

        (3)  The percentage is based on the 6,196,362 shares of Mechanical Dynamics Common Stock outstanding as of March 7, 2002 (as represented by Mechanical Dynamics in the Merger Agreement discussed in Item 4), the 252,115 shares issuable upon the exercise of options subject to the Voting Agreements and the 1,177,309 shares subject to the Option (discussed in Items 3 and 4 below).

Page 3 of 8 pages

Item 1.    Security and Issuer.

        This statement relates to the common stock, no par value ("Mechanical Dynamics Common Stock"), of Mechanical Dynamics, a Michigan corporation ("Mechanical Dynamics"). Mechanical Dynamics' principal executive offices are located at 2300 Traverwood Drive, Ann Arbor, MI 48105.

Item 2.    Identity and Background.

        This statement is filed by MSC.Software Corporation, a Delaware corporation ("MSC"). The address of the principal business and office of MSC is 2 MacArthur Place, Santa Ana, California 92707. MSC's principal business is creating mechanical computer-aided engineering solutions and providing a broad range of strategic engineering software consulting services. Schedule A attached hereto and incorporated herein sets forth with respect to each director and executive officer of MSC, his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        During the past five years, neither MSC, nor, to the best knowledge of MSC, any person listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        Pursuant to the Stock Option Agreement dated as of March 15, 2002 (the "Stock Option Agreement"), by and between MSC and Mechanical Dynamics (described below in Item 4), Mechanical Dynamics granted to MSC an option (the "Option") to purchase up to 1,177,309 shares of Mechanical Dynamics Common Stock at a price of $18.85 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Mechanical Dynamics Common Stock covered by the Option would require aggregate funds of $22,192,274.65. If MSC were to purchase Mechanical Dynamics Common Stock pursuant to the Stock Option Agreement, MSC currently anticipates that such funds would be provided from MSC's working capital.

Item 4.    Purpose of Transaction.

        On March 15, 2002, MSC and MSC Acquisition II Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of MSC, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mechanical Dynamics. Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the outstanding shares of Mechanical Dynamics Common Stock (the "Shares") for $18.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. Following the successful consummation of the Offer, the parties to the Merger Agreement have agreed to take the necessary action so that Purchaser will be merged with and into Mechanical Dynamics (the "Merger"), and Mechanical Dynamics will become a direct, wholly owned subsidiary of MSC.

Page 4 of 8 pages

        As a condition and inducement to MSC's entering into the Merger Agreement, Mechanical Dynamics and MSC entered into the Stock Option Agreement, pursuant to which Mechanical Dynamics has granted to MSC an Option to purchase up to 1,177,309 shares of Mechanical Dynamics Common Stock at a price of $18.85 per share. Under certain circumstances set forth in the Stock Option Agreement, MSC, as grantee of the Option, may surrender the Option to Mechanical Dynamics in exchange for a payment to be determined in the manner set forth in the Stock Option Agreement. The Option will become exercisable by MSC only upon the occurrence of certain events, including a termination of the Merger Agreement resulting from Mechanical Dynamics' accepting another business combination proposal in accordance with the Merger Agreement, the withdrawal of the recommendation of the Merger by Mechanical Dynamics' Board of Directors, or the announcement or commencement of an alternative business combination transaction involving Mechanical Dynamics.

        The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto and incorporated by reference in this Item 4, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

        Except as set forth in this Item 4 (including the Merger Agreement and the Stock Option Agreement incorporated herein by reference), MSC has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        (a)-(b)MSC beneficially owns 42,000 shares of Mechanical Dynamics Common Stock. Pursuant to the Stock Option Agreement, MSC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 1,177,309 shares of Mechanical Dynamics Common Stock, which represent beneficial ownership of approximately 19% of the shares of Mechanical Dynamics Common Stock currently outstanding. If MSC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, in accordance with Rule 13d-4, MSC disclaims beneficial ownership of such shares of Mechanical Dynamics Common Stock subject to the Stock Option Agreement.

        As a result of the Voting Agreements (discussed in Item 6 below), MSC may be deemed to own 1,443,031 shares of Mechanical Dynamics Common Stock and options to purchase 252,115 shares of Mechanical Dynamics Common Stock. The shares of Mechanical Dynamics Common Stock subject to the Voting Agreements constitute approximately 26.3% of Mechanical Dynamics Common Stock, assuming, for the purposes of calculating the total number of shares of outstanding Mechanical Dynamics Common Stock, the exercise of the options to purchase 252,115 shares of Mechanical Dynamics Common Stock subject to the Voting Agreements. MSC may be deemed to have the shared power to vote the shares that are subject to the Voting Agreements with respect to the Merger. However, MSC is not entitled to any rights as a shareholder of Mechanical Dynamics as to the shares that are subject to the Voting Agreements and, in accordance with Rule 13d-4, disclaims any beneficial ownership of the shares of Mechanical Dynamics Common Stock which are covered by the Voting Agreements.

        (c)  To the best knowledge of MSC, no executive officer or director of MSC beneficially owns any shares of Mechanical Dynamics Common Stock. To the best knowledge of MSC, there have been no transactions in Mechanical Dynamics Common Stock by any of MSC's executive officers or directors

Page 5 of 8 pages

during the past 60 days. In addition to the transactions described above, during the past 60 days MSC acquired shares of Mechanical Dynamics Common Stock in the open market in the following transactions:

Date	Number of Securities Acquired	Price per share ($)
01/24/02	1,300	12.25
01/24/02	1,100	12.40
01/28/02	3,000	12.45
01/28/02	2,000	12.25
01/28/02	300	12.25
01/28/02	5,000	12.50
01/30/02	5,000	12.50
01/31/02	8,000	12.40
01/31/02	5,000	12.45
01/31/02	1,500	12.45
02/01/02	4,800	12.45
02/01/02	2,000	12.125
02/01/02	2,000	12.40
02/01/02	1,000	12.00

        (d)  Not applicable.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships WithRespect to Securities of the Issuer.

        In connection with the Merger Agreement, Herbert S. Amster, David E. Cole, Joseph R. Gloudeman, Michael E. Korybalski, Mitchell I. Quain, Robert R. Ryan, David Peralta, and Douglas M. Peterson (the "Shareholders") have entered into Voting Agreements (the "Voting Agreements") with MSC. Under the terms of the Voting Agreements, the Shareholders have agreed, among other things, to vote their Shares in favor of the Merger and against any transaction that is inconsistent with the Offer and the Merger, and to tender their Shares in the Offer. The Voting Agreements terminate at the earlier of the termination of the Merger Agreement in accordance with its terms or the date that the Merger is consummated. As of March 7, 2002, the Shareholders owned 1,443,031 shares of Mechanical Dynamics Common Stock and options to purchase 252,115 shares of Mechanical Dynamics Common Stock (representing approximately 26.3% of Mechanical Dynamics Common Stock, assuming, for the purposes of calculating the total number of shares of outstanding Mechanical Dynamics Common Stock, the exercise of the options to purchase 252,115 shares of Mechanical Dynamics Common Stock subject to the Voting Agreements).

        The preceding summary of certain provisions of the Voting Agreements, a form of which is attached hereto and incorporated herein by reference, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

        Except as set forth in Items 3, 4, 5 and 6 (including the Voting Agreements incorporated herein by reference), neither MSC nor, to the best knowledge of MSC, any of its directors or executive officers, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Mechanical Dynamics.

Page 6 of 8 pages

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger dated as of March 15, 2002, by and among MSC, Purchaser and Mechanical Dynamics (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by MSC on March 22, 2002).

Exhibit 2	Stock Option Agreement dated as of March 15, 2002, by and between MSC and Mechanical Dynamics (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by MSC on March 22, 2002).

Exhibit 3	Voting Agreements dated as of March 15, 2002, by and between the Shareholders and MSC (incorporated by reference to Exhibits (d)(2) to the Schedule TO filed by MSC on March 22, 2002).

Page 7 of 8 pages

SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2002	MSC.Software Corporation, a Delaware corporation
	By:	/s/ LOUIS A. GRECO Name: Louis A. Greco Title: Chief Financial Officer

Page 8 of 8 pages

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF MSC

        The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of MSC. The business address and telephone number of each such person is c/o MSC.Software Corporation, 2 MacArthur Place, Santa Ana, California 92707, (714) 540-8900. Each person listed below is a citizen of the United States. Directors are identified by an asterisk next to their names.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
*Frank Perna, Jr.	Chairman and Chief Executive Officer (December 1998 to present) of MSC. Chairman and Chief Executive Officer, EOS, a privately held provider of power supplies for electrical equipment and notebook computers (1994 to 1998). Mr. Perna also serves as a director of California Amplifier, Inc., a public company that designs and manufactures a broad line of microwave amplifier equipment used with satellite video and terrestrial broadband applications, and as a director of Geometric Software Solutions Co. Ltd., a public company headquartered in India providing CAD/CAM/CAE/PDM software applications, component technology and development services. Mr. Perna previously served as director of PDA Engineering (1990 to 1994) and was a member of the Board of Directors of PDA Engineering at the time it was acquired by MSC. Mr. Perna is also a member of the Board of Trustees for Kettering University.
Louis A. Greco	Executive Vice President, Chief Financial Officer (1983 to present) and Corporate Secretary (1985 to present) of MSC. Mr. Greco has a Bachelor of Science Degree in Business with an Accounting Emphasis from California State University at Los Angeles and a Masters Degree in Business Administration from the University of Southern California. He is also a Certified Public Accountant.
Kenneth D. Blakely	Executive Vice President of MSC (January 1999 to present). Prior positions at MSC include Vice President and General Manager of the Aerospace Business Unit; Vice President of Marketing; Director of Product Management; and Manager of Technical Planning and Product Services. Mr. Blakely has a Bachelors Degree in Engineering and a Masters Degree in Structural Dynamics from the University of California at Los Angeles.

Paul Chermak	Vice President, New Business Asia Pacific of MSC (August 2001 to present). Prior to that, Mr. Chermak was the Vice President and General Manager of Manufacturing at SGI from March 1999 through August 1, 2001 and the America's Industry Manager and Asia-Pacific Management Director of Hewlett Packard from February 1972 to February 1999.
Charles Davis	Vice President, Finance and Accounting of MSC (December 13, 2001 to present) and Corporate Controller of MSC (January 15, 2001 to December 13, 2001). Prior to that, Mr. Davis was the Chief Financial Officer of Crave Entertainment Group, Inc. from August 2000 to January 2001. His prior positions at Crave Entertainment Group, Inc. included Vice President, Finance & Accounting and Corporate Controller. Between August 1996 and December 1997, Mr. Davis was the Senior Manager, Financial Reporting of Ingram Micro, Inc.
John Di Lullo	Vice President of MSC's Engineering e.com Division (March 2000 to present). He came to us in October 1999. Prior to that, Mr. Di Lullo was the General Manager of Education Systems at Systems and Computer Technology from December 1997 through October 1999, where he Web-enabled their software products, and was a Senior Director at Time-Warner from October 1994 through December 1997 where he led various internet commerce initiatives. Mr. Di Lullo has a Bachelor of Science Degree in Mathematics and Masters Degree in Information Systems from Temple University.
Abbas Khoshniyati	Senior Vice President, Systems since July 2001. Before that, he was the Chief Operating Officer and Vice President of Advanced Enterprise Solutions, Inc. (July 1991 to July 1, 2001), which was acquired by MSC in 2001.
Nader Khoshniyati	Executive Vice President since July 2001. Before that, he was the Chief Executive Officer of Advanced Enterprise Solutions, Inc. (July 1991 to July 2001), which was acquired by MSC in 2001.
Amir Mobayen	Vice President, New Business Europe of MSC (August 2001 to present). Prior to that, Mr. Mobayen had several positions, including, Executive Vice President, Sales & Marketing, Europe, Vice President, IMB Global Relations and Vice President, Enterprise Solutions, with Avnet, Inc. between 1997 to 2001.
M. Jeffrey Morgan	Vice President, Software Development MSC's Mechanical Solutions Division (March 2000 to present). Mr. Morgan came to us with the acquisition of Universal Analytics, Inc. where he served as President since 1992. Mr. Morgan has a Bachelor of Science Degree in Flight Sciences from Columbia University.

John W. Mowrey	Vice President of Automotive Key Accounts of MSC (September 2000 to present). Prior to that, he was President and Chief Operating Officer of Automated Analysis Corporation, an Ann Arbor services company, from October 1997 to August 2000. Mr. Mowrey has extensive experience in the automotive industry, having served with General Motors from 1962 to 1982, where he held numerous positions including Vehicle Chief Engineer and Executive Director of Planning for Chevrolet. He moved to American Motors as Vice President of Product Planning, Design and Purchasing in 1982. After its acquisition by DaimlerChrysler in 1987, he went into the engineering services business, first as Chief Executive Officer of Time Engineering (1988 to 1992), then as executive Vice President of Modern Engineering (1992 to 1996). He became a Senior Consultant to Andersen Consulting in 1996, and subsequently joined Automated Analysis in a relationship with Andersen Consulting. Mr. Mowrey had a Bachelor of Science Degree in Mechanical Engineering from Carnegie-Mellon University and a Masters Degree in Engineering from the University of Michigan.
Richard C. Murphy	Senior Vice President—Global Sales Operations (January 1999 to present). Prior to that, he was Vice President and General Manager of the Growth Industries Business Unit from February 1997 to December 1998; Vice President and General Manager of the General Manufacturing Unit from September 1996 to January 1997; Department Director of North American Sales and Support from March 1996 to August 1996; Regional Office Manager of North American Sales and Sales Support from February 1994 to February 1996; and Sales Representative of North American Sales and Support from April 1991 to January 1994. Mr. Murphy has a Bachelor of Science Degree in Mechanical Engineering Technology from California State Polytechnic University in Pomona, California.
Greg Sikes	Vice President, High Performance Computing (March 2000 to present). Mr. Sikes joined MSC in 1993 and has held various positions including Director of Aerospace Development, Manager of Aerospace Products and Product Manager for MSC.Patran. Mr. Sikes has a Bachelor of Science Degree in Aeronautical Engineering from the University of Illinois and a Masters Degree in Mechanical Engineering from the University of California at Berkeley.

Dr. Christopher St. John	Vice President—Global Services since April 1997. Prior to that, he was Director of European Engineering Services from January 1995 to March 1997. Prior to joining us, he worked for ten years in Engineering Education, lecturing first at the University of London and subsequently at the University of Minnesota. He then worked for ten years as a Consulting Engineer with companies in the United States and the United Kingdom. Dr. St. John received a Bachelor of Science Degree in Mining Engineering a Ph.D. for research on Numerical Modeling in Rock Mechanics, both from the University of London Imperial College of Science and Technology.
*Larry S. Barels	Principal, Pacific Capital Resources, Mr. Barels' private consulting practice (1996 to present). Chairman, Driveway Corporation, a provider of Internet file storage solutions (June 1999 to present). Advisor, Vantage Point Venture Partners (1997 to present). Chairman, Openwave Systems, a publicly held company that develops Internet and intranet-based messaging server software (1995 to 1997). Mr. Barels is currently a director of Miramar Systems (1990 to present) and Miravant Medical Technologies (1998 to present).
*Donald Glickman	Managing Partner, J.F. Lehman & Company, a private equity investment firm (1993 to present). President of Donald Glickman & Company, a private investment firm (1992 to present). Mr. Glickman currently serves as Chairman of Elgar Electronics (1998 to present), and as director of Burke Industries (1997 to present), Monro Muffler Brake Inc. (1984 to present), Massachusetts Mutual Corporate Investors (1992 to present), Massachusetts Mutual Participating Investors (1992 to present) and SCI Incorporated (1998 to present). Monro Muffler Brake Inc., Massachusetts Mutual Corporate Investors and Massachusetts Mutual Participating Investors are publicly held.
*William F. Grun	Mr. Grun is a private investor and consultant. From 1996 to 1999, he was the President and Chief Operating Officer of Optum Software, a privately held supply chain software company. From 1989 to 1996, he was an executive with AlliedSignal (now Honeywell International) where he held several positions including President of Aerospace Systems and Equipment.
*George N. Riordan	Former Chairman of the Board of MSC (February 1, 1997 to December 14, 1998). Mr. Riordan is also Managing Director, George Riordan & Co., investment bankers (February 1991 to present) and is a director of Pancho's Mexican Buffet, Inc. (1993 to present). Mr. Riordan was previously a director of Lewis Galoob Toys, Inc. (1994 to 1996).

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Item 1. Security and Issuer .
Item 2. Identity and Background .
Item 3. Source and Amount of Funds or Other Consideration .
Item 4. Purpose of Transaction .
Item 5. Interest in Securities of the Issuer .
Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer .
Item 7. Material to be Filed as Exhibits .
SIGNATURE
DIRECTORS AND EXECUTIVE OFFICERS OF MSC